                        Agreement to Form Joint
                           Venture to Acquire
                Preferred and Common Equity Securities
                --------------------------------------


     This agreement (this "Agreement") is entered into this 2nd day of November, 2000, by and between The Prime Group, Inc., an Illinois corporation ("Prime"), International Financial Company I, LLC ("IFC"), and Devonwood Investors I, L.L.C. ("Devonwood"). This Agreement supercedes and replaces any previous agreement or understanding, whether verbal or written, that may have exisited between parties. Prime, IFC and Devonwood (collectively referred to as the "Investors") hereby agree as follows:

     FORMATION OF JOINT VENTURE. The Investors hereby agree to admit Prime into Outlet Mall Acquisition Company, L.L.C., a Delaware limited liability company (hereinafter referred to as "Outlet" or the "Venture"), which was formed for the sole purpose of re-capitalizing Prime Retail, Inc. (NYSE:
PRT). Outlet submitted a written offer dated October 5, 2000 to the Board of directors of PRT and subsequently revised the offer in a letter dated October 13, 2000 which includes among other things the following: (a) the making of a $100 million 5 year loan to Prime Retail Limited partnership, (b) a equity contribution of $30 million to the Prime Retail Limited partnership, and (c) pursuant to a separate agreement with the Board of Prime Retail, Inc. the purchase of a majority of the common and preferred stock of Prime Retail, Inc.

     CAPITALIZATION OF VENTURE.  The Venture shall be capitalized as follows:

          Investor           Equity Commitment
          --------           -----------------
          Prime              Between $20.0 and $50.0 million at Prime's
                             election, including a mandatory contribution of at
                             least 8.0 million PRT common shares and or
                             convertible limited partnership units.

          IFC/Devonwood      Balance of required venture capital, not to exceed
                             $250.0 million, including $100 million of debt,
                             described below.

     Prime shall provide notice to the Investors of the amount of its cash equity contribution within 15 days of the scheduled closing date of the proposed Outlet transaction up to a maximum amount of $30.0 million. Notwithstanding Prime's election to invest an amount up to $30.0 million in cash (in addition to the mandatory contribution of the PRT shares and or units), Outlet shall have the right to require

Agreement to Form Joint Venture to Acquire
Preferred and Common Equity Securities
Page 2


Prime to invest a minimum amount of cash ($5.0 million) by sending Prime a notice to that effect no later than 15 days before the scheduled closing date of the Outlet transaction. As part of its venture capitalization contribution, Outlet intends to place a five-year $100 million term loan through Credit Suisse First Boston. Subject to due diligence, Credit Suisse First Boston has agreed in principal to place such loan.

     Any Investor may contribute as equity capital either (a) cash, or (b) PRT preferred or common equity securities, or convertible limited partnership units, based on a valuation equal to the amount paid to PRT shareholders in the Transaction; provided, however, no Investor shall purchase any PRT preferred or common equity securities after the date of this Agreement without the consent of all Investors.

     MANAGEMENT. Upon closing of the transaction, Outlet shall undertake a review of the management of PRT as well as a review of the management of all properties. Outlet shall modify the management organization as it deems appropriate (including changing job responsibilities, adding key personnel and reducing staff where it deems it appropriate) in order to maximize the effectiveness of the management organization and the profitability of the company. Outlet intends for certain senior executives to remain in place pending this management evaluation.

     BOARD OF DIRECTORS. Simultaneous with the closing of the Transaction, Outlet expects to appoint a majority of the members to the board of PRT. Accordingly, the existing Board will either be expanded or a sufficient number of the current PRT board members will resign to accommodate Outlet's appointing a majority to the new 10 member board. Outlet shall appoint the new members to the board subject to the following considerations. The Investors hereto shall be represented on the board in accordance with their respective total venture capital contributions, except that at least one director shall be appointed by Prime, and two directors shall be independent as defined by the NYSE and be appointed by Outlet.

     OPERATING PLAN: The Venture shall agree to operate the business of PRT in the following manner: (a) to manage and lease its existing portfolio of assets as long-term assets, (b) to maximize the proceeds available upon the refinancing of any property level nonrecourse mortgage debt, (c) to establish an appropriate dividend policy taking into account reasonable reserves required for the operations of the company.

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Agreement to Form Joint Venture to Acquire
Preferred and Common Equity Securities
Page 3


     EXCLUSIVITY AND CONFIDENTIALITY. (1) Upon execution of this Agreement, the Investors shall agree (a) to use reasonable efforts to keep the terms of this Agreement confidential, unless required by law to disclose, and (b) to not make any purchases, directly or through affiliates, of PRT preferred or common equity securities until the earlier of (i) the termination of this Agreement, or (ii) obtaining the consent of all Investors. Prior to termination of the Venture, the Investors agree that all investments in PRT securities shall be made through the Venture.

     VENTURE DISTRIBUTIONS. The Venture shall distribute all net cash flow, and net proceeds from the sale or refinancing of its assets, as follows:

     (a) first, to the Investors, on a pro-rata basis, until each Partner receives the return of its capital contribution plus a 15.0% IRR thereon, compounded quarterly; and

     (b) thereafter, 5% to Prime, 15% to IFC and Devonwood, as they may agree upon, and 80% to the Investors, on a prorata basis.

"On a prorata basis" shall mean the relative percentage of equity capital initially invested in the Venture by each Partner, whether on behalf of itself or other equity investors, divided by the total equity capital invested in the Venture.

     TERM. The Venture shall exist for a term of ten (10) years. Thereafter, any Partner may withdraw from the Venture by requesting the Venture to distribute the withdrawing Partner's respective interest in the assets of the Venture (I.E., cash and common and preferred stock of Prime Retail, Inc.). If the non-initiating Investors do not wish to distribute assets to the withdrawing Partner, the non-initiating Investors may elect to exercise their rights under a buy-sell agreement to buy the withdrawing Partner's interest in the Venture. In the event of any distribution or a partition of assets, any stock or limited partnership units contributed by any Partner, shall be first distributed to the contributing Partner as part of their prorata share.
 In the event of a sale of PRT, or a sale of more than 25% of the assets of PRT, the Venture shall use reasonable efforts to effect such sale to minimize the tax consequences to the Investors and to the shareholders and unitholders of PRT.

     DEFINITIVE DOCUMENTATION; BINDING EFFECT. The parties agree to negotiate a more definitive joint venture agreement within a reasonable period of time after the date

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Agreement to Form Joint Venture to Acquire
Preferred and Common Equity Securities
Page 4


of this Agreement. This Agreement shall be binding on the Investors unless and until this agreement is replaced by the execution of a more definitive joint venture agreement.

     EFFECTIVE DATE; TERMINATION OF AGREEMENT. This Agreement shall become effective upon the execution of a definitive and binding agreement between the venture and PRT and such agreement is approved by the board of PRT (the "effective date"). Any party hereto may terminate this Agreement by giving written notice at any time after January 1, 2001 to the other parties that it has elected to terminate this Agreement because no such agreement was entered into with Prime Retail, Inc. on or before January 1, 2001.

     SPECIAL FILING REQUIREMENT OF PRIME. The Investors acknowledge that Prime is required pursuant to certain federal and state security laws to file an amendment to its form 13D as a result of entering into this Agreement and Prime must attach a copy of this Agreement to said amendment.

     This Agreement was entered into on this 2ndth day of November, 2000.

INTERNATIONAL FINANCIAL                      THE PRIME GROUP, INC.
COMPANY I, LLC

By: /s/ Neal Rodin                           By: /s/ Michael W. Reschke
    -----------------------                      -------------------------
    Managing Director                            C.E.O.

DEVONWOOD INVESTORS I, LLC                   OUTLET MALL ACQUISITION
                                             COMPANY, LLC

By: /s/ Donald F. Sinex                      By: Devonwood Investors I, LLC
    -----------------------
    Manager
                                             By: /s/ Donald F. Sinex
                                                 --------------------------
                                                 Manager